FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice of Annual General Meeting of Cosan Limited

Item 1

Notice of
Annual General Meeting of
Cosan Limited

COSAN LIMITED
Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda or
P.O. Box HM 2879, Hamilton HM LX Bermuda

ANNUAL GENERAL MEETING — March 26, 2014

February 28, 2014

To the Shareholders of Cosan Limited:

You are cordially invited to attend the annual general meeting (“Annual General Meeting”) of our company to be held at Avenida Presidente Juscelino Kubitchek, 1327, 4th floor, Sao Paulo, Brazil at 10:00 a.m. local time on March 26, 2014.

At the Annual General Meeting, we will be asking you to elect the slate of individuals who have been nominated to serve on our board of directors (“Board of Directors”). You may read about each of these individuals in the enclosed materials. We are pleased that each of these individuals has agreed to serve on our Board of Directors, and we hope that you will support each of them.

A report of the current affairs of Cosan Limited will be presented at the Annual General Meeting and Shareholders will have an opportunity for questions and comments.

You may complete, sign, and mail the enclosed form of proxy, whether or not you plan to physically attend the Annual General Meeting.  Proxies, with proof of authorization and share ownership, must be received not later than March 24, 2014 at Cosan Limited, Avenida Presidente Juscelino Kubitchek, 1327, 4th floor, Sao Paulo, Brazil, Attn: Investor Relations Department.

You may revoke your voted proxy at any time prior to the Annual General Meeting or vote in person if you attend.

Sincerely yours,

Rubens Ometto Silveira Mello
Chairman of the Board of Directors

COSAN LIMITED
Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda or
P.O. Box HM 2879, Hamilton HM LX Bermuda

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON MARCH 26, 2014

NOTICE IS HEREBY GIVEN that the annual general meeting of the members of Cosan Limited (the "Company") will be held at Avenida Presidente Juscelino Kubitchek, 1327, 4th floor, Sao Paulo, Brazil on March 26, 2014 at 10:00 am (local time) or as soon thereafter as is practicable for the purpose of transacting the following business:

A G E N D A

1.
To receive the auditors’ report and financial statements for the fiscal year started on April 1, 2012 and ended on March 31, 2013, and the fiscal year started on April 1, 2013 and ended on December 31, 2013.

2.
To consider the election of Class I and Class III directors to hold office until the 2017 and 2016 Annual General Meeting of Shareholders, respectively, or until their respective successors have been duly elected.

3.	To appoint auditors for the ensuing year and either determine their remuneration or refer such determination to the board of directors.

The Board of Directors has fixed the close of business on March 7, 2014 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Annual General Meeting.

All Shareholders are cordially invited to attend the Annual General Meeting.

BY ORDER OF THE BOARD

__________________________

OUR DIRECTORS

Directors

Name	Year of Birth	Positions
Rubens Ometto Silveira Mello	1950	Class III director
Marcus Vinicios Pratini de Moraes	1939	Class II director
Mailson Ferreira da Nóbrega	1942	Class I director
Marcos Marinho Lutz	1969	Class II director
Burkhard Otto Cordes	1975	Class II director
Pedro Isamu Mizutani	1959	Class III director
Hélio França Filho	1959	Class III director
George E. Pataki	1945	Class I director
Marcelo de Souza Scarcela Portela	1961	Class II director
José Alexandre Scheinkman	1948	Class I director
Marcelo Eduardo Martins	1966	Class III director

Our bye-laws (“Bye-laws”) provide that our board of directors (“Board of Directors”) shall consist of between five and eleven directors. Our Board of Directors currently consist of eleven directors (each a “Director”).

Our Board of Directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. Our Board of Directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our Board of Directors.

Our Board of Directors is divided into three classes (Class I, Class II and Class III and each a “Class”) that are, as nearly as possible, of equal size. Each Class of Directors is elected for a three-year term of office, and the terms are staggered so that the term of only one Class of Directors expires at each annual general meeting. Members of our Board of Directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our Bye-laws do not include any citizenship or residency requirements for members of our Board of Directors.

Mailson Ferreira da Nóbrega, George E. Pataki and José Alexandre Scheinkman are each designated as a Class I Director; Marcus Vinicios Pratini de Moraes, Burkhard Otto Cordes, Marcos Marinho Lutz and Marcelo de Souza Scarcela Portela are each designated as a Class II Director; and Rubens Ometto Silveira Mello, Hélio França Filho, Marcelo Eduardo Martins and Pedro Isamu Mizutani are each designated as a Class III Director. There is no distinction in the voting or other powers and authorities of Directors of different classes; the classifications are solely for the purposes of the retirement by rotation provisions set out in Bye-Laws 23.4, 23.5 and 23.6.

Upon resignation or termination of office of any Director, if a new Director shall be appointed to the Board of Directors he or she shall be designated to fill the vacancy arising and shall, for the purposes of these Bye-laws, constitute a member of the class of Directors represented by the person that he or she replaces.

Class III and Class I Directors with terms expiring at the 2013 and at the 2014 Annual General Meeting, respectively:

Name	Positions

Rubens Ometto Silveira Mello	Class III director
Pedro Isamu Mizutani	Class III director
Marcelo Eduardo Martins	Class III director
Hélio França Filho	Class III director

Mailson Ferreira da Nóbrega	Class I director
José Alexandre Scheinkman	Class I director
George E. Pataki	Class I director

Rubens Ometto Silveira Mello.  Mr. Mello is the chairman of the Cosan S.A. and Cosan Limited Boards of Directors. He holds a degree in mechanical production engineering from the Polytechnic School of the University of São Paulo (1972). Mr. Mello has more than 30 years of experience in managing large companies and in the administrative and financial areas. He has also served as managing director and chairman of the Board of Directors of Costa Pinto S.A. since 1980, vice-president of Pedro Ometto S.A. - Administração e Participações since 1980, executive officer and board member of Cosan Operadora Portuária S.A. since 1998, chairman of the Board of Directors of FBA - Franco Brasileira de Açúcar e Álcool since 2001, and CEO and board member at Da Barra since 2002. He also serves as a board member at UNICA - the Federation of Sugarcane Industries of São Paulo State. Prior to joining us, Mr. Mello served on the Board of Directors of UNIBANCO - União de Bancos Brasileiros S.A. from 1971 to 1973 and, from 1973 to 1980, he was the finance director for Indústrias Votorantim S.A.

Pedro Isamu Mizutani.  Mr. Mizutani has been a member of Cosan S.A.'s Board of Directors since 2000 and the managing director since 2001, currently holding the position of General Vice President. Mr. Mizutani has a Master's degree in finance from UNIMEP - the Methodist University of Piracicaba (1986) and holds an MBA in business management from FGV - the Getúlio Vargas Foundation with a post-graduate specialization from Ohio University (2001). He is a graduate of the production engineering program of the Polytechnic School of the University of São Paulo (1982). Mr. Mizutani has more than 20 years of experience with finance and administration of companies in the sugar and ethanol sector. Moreover, he served as supervisor of planning at Costa Pinto S.A. from 1983 to 1987, as financial manager from 1987 to 1988, and as administrative and financial director from 1988 to 1990. From 1990 to 2001, he served as Cosan's administrative and financial officer. As of 2001, he assumed the position of managing director of the company, being responsible for the strategic and operating activities of the commercial, administrative, financial, agricultural and industrial areas.

Marcelo Eduardo Martins.  Since March of 2009, Mr. Martins has held the position of Chief Financial and Investor Relations Officer and is a board member. He holds a degree in business administration from the Getúlio Vargas Foundation, and specialized in finance. Mr. Martins joined the Cosan Group in July of 2007 as an executive at Aguassanta Participações S.A. and currently works as the Financial and Investor Relations Officer and Mergers & Acquisitions Officer of our subsidiary Cosan S.A. Indústria e Comércio. Mr. Martins was Chief Financial and Business Development Officer of Votorantim Cimentos between of July 2003 and July of 2007 and, prior to that, head of the Latin American Fixed Income Department at Salomon Smith Barney in New York.

Helio França Filho. Mr. França Filho joined Gávea's Illiquid Strategies Group in April of 2007, focusing on the commodities sector. With over 20 years of experience in the commodities sector, Mr. França Filho began his career with the Sucres & Denrees group, where he worked from 1984 to 1985 trading coffee, sugar and cocoa contracts. He subsequently joined the Louis Dreyfus group in New York, where he was in charge of the Latin American sugar and ethanol market from 1985 to 1996. From 2000 to 2007, he was director of Brazilian operations for the Noble group, a commodities trading company listed in England and Singapore.

Maílson Ferreira da Nóbrega. Mr. Nóbrega has been a member of the Board of Directors since November of 2007. An economist, he was Brazil's Finance Minister from 1988 to 1990, after an extensive career at Banco do Brasil and holding several positions in the public sector, chief of which are: Technical Adviser and Head of Banco do Brasil's Project Analysis Department; Chief Coordinator of Economic Affairs of the Industry and Commerce Ministry and Secretary General of the Finance Ministry. He was CEO of Banco Europeu Brasileiro - EUROBRAZ - in London. Mr. Nóbrega is also a member of the Board of Directors of the following companies: Abyara Planejamento Imobiliário, CSU Cardsystem S.A., Grendene S.A., Portobello S.A., Rodobens Negócios Imobiliários S.A., Tim Participações S.A. and Veracel Celulose S.A.

José Alexandre Scheinkman. Since 2007, Mr. Scheinkman has been part of the Company’s Board of Directors. The Theodore A. Wells 29 professor of economics at the University of Princeton, Scheinkman has a bachelor’s degree in economics from the Federal University of Rio de Janeiro (1969), and a Master’s (1973) and Ph.D. (1974) in economics from the University of Rochester, as well as a Master’s degree in Mathematics from the Institute of Pure and Applied Mathematics (Brazil - 1976). A member of the American Academy of Arts and Sciences and the Econometric Society, he was awarded the title of doctor honoris causa by the Université Paris-Dauphine. In 2002 he was Blaise Pascal Research Professor (France). He sits on the Scientific Council of the Europlace Institute of Finance (Paris) and the Academic Council of the Brazilian Institute for Capital Markets - IBMEC. Formerly he was a professor and director of the Economics Department of the University of Chicago, Vice-President for Financial Strategies of Goldman, Sachs & Co., co-editor of the Journal of Political Economy and a member of the economic advisory group for the Sloan Foundation. Mr. Scheinkman for all purposes, in the last five years, he was not subject to any criminal convictions or penalties under administrative investigations by the CVM of any suit made final and unappealable both in the court and administrative scopes that resulted in the termination or disability of practice of any professional or commercial activity.

George E. Pataki. Mr. Pataki is an independent member of our Board of Directors. He graduated from Yale University (1967) and holds a law degree from Columbia Law School (1970). Mr. Pataki was a partner at the New York law offices of Plunkett & Jaffe until 1987. He was elected mayor of Peekskill, NY in 1981, and served in the New York state legislature from 1985 to 1994 as a Representative and Senator. In 1994 he became the 53rd Governor of the State of New York (from January 1995 to January 1, 2007), being reelected in 1998 and 2002. He is a board member of Chadbourne & Parke LLP. Mr. George Pataki affirms, for all purposes, in the last five years, he was not subject to any criminal convictions or penalties under administrative investigations by the CVM of any suit made final and unappealable both in the court and administrative scopes that resulted in the termination or disability of practice of any professional or commercial activity.

PROPOSAL 1—ELECTION OF THE BOARD OF DIRECTORS

Our Bye-laws provide for a Board composed of three (3) Classes of equal size. Each Director will serve a three-year term. At the Annual General Meeting, our Shareholders will elect the Class I and Class III Directors, who will serve until the 2017 and 2016 Annual General Meeting, respectively. Our incumbent Class II directors will serve until the 2015 Annual General Meeting.

The Board of Directors will nominate Mailson Ferreira da Nóbrega, George E. Pataki, José Alexandre Scheinkman, Rubens Ometto Silveira Mello, Hélio França Filho, Marcelo Eduardo Martins and Pedro Isamu Mizutani for re-election at the Annual General Meeting.

If any nominee shall, prior to the Annual General Meeting, become unavailable for election as a director, the persons named in the accompanying proxy card will vote for such other Nominee, if any, at their discretion as may be recommended to the Board of Directors.

CLASS I NOMINEES

Mailson Ferreira da Nóbrega
José Alexandre Scheinkman
George E. Pataki

CLASS III NOMINEES

Rubens Ometto Silveira Mello
Pedro Isamu Mizutani
Marcelo Eduardo Martins
Hélio França Filho

The respective business experience, directorships and committee memberships for the nominees are set out in “Our Directors” above.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE SEVEN DIRECTORS NAMED ABOVE.

PROPOSAL 2 — THE AUDITORS’ PROPOSAL

As per the recommendation of the Audit Committee, the Board of Directors propose that the Shareholders appoint PricewaterhouseCoopers Auditores Independentes to serve as our independent auditors for the 2014 fiscal year until the 2015 Annual General Meeting. Shareholders at the Annual General Meeting will also be asked to vote to defer the determination of the auditors’ remuneration to the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES TO SERVE AS OUR INDEPENDENT AUDITORS FOR THE 2014 FISCAL YEAR UNTIL THE 2015 ANNUAL GENERAL MEETING.

ADDITIONAL INFORMATION

A copy of our Financial Statements for the fiscal year started on April 1, 2012 and ended on March 31, 2013, and the fiscal year started on April 1, 2013 and ended on December 31, 2013, and the auditor’s report has been made available to all Shareholders, in the case of the fiscal year ended March 31, 2013, in our Annual Report on Form 20-F for year ended March 31, 2013, filed with the U.S. Securities and Exchange Commission and available at http://www.sec.gov, and in the case of the fiscal year ended December 31, 2013, in the company’s website. The Financial Statements will be formally presented at the Annual General Meeting, but no Shareholder action is required to be taken.

DETACH PROXY CARD HERE

PLEASE BE CERTAIN TO DATE AND
SIGN THIS PROXY.                                        ⌧

Votes must be marked in the manner indicated above in black or blue ink.

Proxies, with proof of authorization and share ownership, must be received not later than March 24, 2014 at Cosan Limited, Avenida Presidente Juscelino Kubitchek, 1327, 4th floor, Sao Paulo, Brazil, Attn: Investor Relations Department.

(1) ELECTION OF DIRECTORS

FOR ÿ	WITHHOLD AUTHORITY ÿ	*EXCEPTIONS: FORÿ
all nominees listed below	to vote for all nominees listed below	all nominees except those listed below

Nominees: Mailson Ferreira da Nóbrega, George E. Pataki, José Alexandre Scheinkman, Rubens Ometto Silveira Mello, Hélio França Filho, Marcelo Eduardo Martins and Pedro Isamu Mizutani

*EXCEPTIONS:

	FOR	AGAINST	ABSTAIN
(2) To appoint the firm of PricewaterhouseCoopers Auditores Independentes, independent auditors, to serve as our independent auditors for the 2014 fiscal year until our 2015 Annual General Meeting, and to refer the determination of the auditors’ remuneration to the Board of Directors.	ÿ	ÿ	ÿ

To change mailing address, please mark this box. ÿ

S C A N  L I N E

Signature should correspond with the printed name appearing hereon. When signing in a fiduciary or representative capacity, give full title as such, or when more than one owner, each should sign.

Number of shares:

Shareholder Name:

Date Share Owner sign here	Co-Owner sign here

COSAN LIMITED
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF COSAN LIMITED

The undersigned hereby revoking all proxies granted, appoints                               and                          , and each of them, with full power of substitution, as proxy of the undersigned, to attend the Annual General Meeting of Shareholders of Cosan Limited on March 26, 2014 and any adjournments thereof, and to vote the number of shares the undersigned would be entitled to vote if personally present as designated on the reverse.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES LISTED IN PROPOSAL 1 AND FOR PROPOSAL 2. WHETHER OR NOT DIRECTION IS MADE, THIS PROXY WILL BE VOTED AT THE DISCRETION OF THE PROXIES UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS.

(Continued and to be dated and signed on the reverse.)

To include any comments, please mark this box.            ÿ

Address change

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	February 28, 2014	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer